
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

CAM GROUP, INC.

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Nevada

Date of organization

March 2, 1995

Physical address of issuer

5900 Balcones Drive, Suite 100, Austin, TX 78731

Website of issuer

www.camgdefense.com/

Current number of employees

2

	Most recent fiscal year-end December 31, 2023	Prior fiscal year-end December 31, 2022
Total Assets	$15,304	$15,304
Cash & Cash Equivalents	$15,304	$15,304
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$123,453	$123,453
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0


December 31, 2023

Form C-AR

CAM GROUP, INC.


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by CAM GROUP, INC., a Nevada corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.camgdefense.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 3/28/2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

CAM GROUP, INC. (the "Company" or "CAMG") was incorporated/formed on March 2, 1995. The corporation provide the military defense, government, and commercial customers around the world (mostly NATO countries) with Mission-Critical Products and Solutions with ability to rapidly mitigate threats faster than ever before, supporting national security, finance, and technology. CAM Group, Inc., formerly known as "RT Technologies, Inc.", was originally incorporated as Savannah River Technologies, Inc. under the laws of the State of South Carolina on March 2, 1995. On July 20, 2007, the Company formed a corporation pursuant to the laws of the State of Nevada. On August 11, 2007, the stockholders of the Company approved a change of corporate domicile which resulted in the dissolution of the South Carolina Corporation and the Company became domiciled in the State of Nevada. On September 13, 2012, the Company changed its name to CAM Group Inc. ("CAMG") to reflect its business more accurately.

The Company's headquarters is located at 5900 Balcones Drive, Suite 100, Austin, TX 78731

The Company's website is https://camgdefense.com/. The information available on or through our website is not a part of this Form C-AR.

THE BUSINESS

CAM Group, Inc., a Nevada corporation, operates as Consolidated Aerospace Manufacturing Defense Group, and serves the military defense, government, and commercial customers around the world with the ability to rapidly mitigate threats faster than ever before, supporting national security, finance, and technology. Leaders on Critical Infrastructure and Key Resources (CIKR), Protection Encryption and Cybersecurity; Intelligence, Surveillance, and Reconnaissance (ISR).

CAM Group, Inc., formerly known as "RT Technologies, Inc.", was originally incorporated as Savannah River Technologies, Inc. under the laws of the State of South Carolina on March 2, 1995. On July 20, 2007, the Company formed a corporation pursuant to the laws of the State of Nevada. On August 11, 2007, the stockholders of the Company approved a change of corporate domicile which resulted in the dissolution of the South Carolina Corporation and the Company became domiciled in the State of Nevada. On September 13, 2012, the Company changed its name to CAM Group Inc. ("CAMG") to more accurately reflect its business after a stock exchange transaction set forth below.

The company previously had business dealings with several Chinese businesses prior to abandoning its businesses, operations and subsidiaries by 2015 ("Abandonment"). Prior to the abandonment, on April 17, 2012, CAMG acquired in an all-stock transaction, China Agriculture Media Group Co., Ltd, which was incorporated on March 30, 2011 under the laws of Hong Kong. During the same period, CAMG also established CAM Hebei as a China-based domestic enterprise and wholly owned subsidiary. Furthermore, prior to the abandonment, CAMG tried unsuccessfully, to build its core business in advertising, wholesale and retail sales and is analyzing new market opportunities that would allow management to strategically expand into additional profitable and synergistic markets.

By 2015, the Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. By August 18, 2015, the Company filed Form 15-12G with the SEC to terminate its reporting obligations under the 1934 Act. After their March 31, 2015 quarterly reports, filed on May 20, 2015, the Company stopped all forms of making public report of its operation and financial results. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2015 to 2021 which resulted in its Nevada charter being revoked.

Following the abandonment, the company lost all of its assets and subsidiaries including those assets and subsidiaries located in China and Hong Kong, PRC. On June 4, 2021, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on June 29, 2021. as at the time of the initiation of the custodianship. As of the date of the custodianship petition filing, the company had no assets and no existing subsidiary.

Following the grant of custodianship on June 29, 2021, the Company's Nevada charter was reinstated immediately, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company's accounting records from previous management but was able to get the shareholder information hence the Company's outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2022 and 2021.

On May 17, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On June 4, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled "In the Matter of CAM Group, Inc., a Nevada corporation" under case number A-21-835793-C by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to GET prior management to reinstate the Company's Nevada charter, which had been revoked.

On June 03, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the "Order"), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the "Custodian") has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On June 29, 2021 the Custodian sold to itself, four (4) million shares of the Preferred Stock, at par value of $0.001, in exchange for $15,000 which the Company used to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent's balance. The Series A Preferred Stock has 80% voting rights over all classes of stock. CED Capital also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On June 29, 2021, the Custodian appointed Rafael Pinedo, who is associated to Alpharidge Capital, LLC., as the Company's sole officer, secretary, treasurer and director.

The purchaser of four (4) million shares of Series A Preferred Stock has control of the Company through super voting rights over all classes of the Company's common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

On June 28, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of

Nevada, which reinstated the Company's charter and appointed a new Resident Agent in Nevada.

On March 22, 2022, Alpharidge Capital, LLC., the holder four (4) million shares of Series A Preferred Stock of the Company entered into an agreement to sell the shares to Technomeca Defense, Inc., a Texas defense aerospace company controlled by Mr. Rafael A Pinedo. Mr. Pinedo operates an amalgamated Defense and Aerospace operations/assets with the business headquartered at 5900 Balcones Drive, Suite 100, Austin, TX 78731, Texas. Mr. Pinedo was appointed the Company's President and CEO. As part of his plan for the company, Mr. Pinedo envisaged making multiple major acquisitions in the United States. Additionally, he also plans to make smaller and minor acquisitions from NATO countries to give the company some global reach within the NATO defense spectrum. One of the potential future acquisitions identified by Mr. Pinedo is Technomeca Defense, Inc. An Austin Texas company with a subsidiary operation in Spain located at Mendelu Kalea, 53, 20300 Hondarribia, Gipuzkoa, Spain.

Although the company is optimistic that it could acquire Technomeca Defense, Inc. As one of its subsidiaries, there is no guarantee that the acquisition will go through. The company has not entered into a binding acquisition agreement or a binding letter of intent with Technomeca Defense, Inc.

On August 16, 2022, the Company was informed about a court order against the Company emanating from litigation actions of the Company's previous management. The court order created a $2,202,702.75 liability against the Company. While the court order has been appealed promptly, and the Company's Attorney believes the award would be overturned, the Company expresses no assurance or guarantee that the liability would be overturn at the appeal.

The appeal was filed on March 03, 2023, at the Nevada Supreme Court No. 85378, by the Law Offices of Gordinier Kang & Kim, LLP and Lemons, Grundy & Eisenberg. Notwithstanding the assurances of the attorneys about the appeal, we could lose the appeal and still be subject to the judgment liability identified above. If we fail to overturn the judgment, the company will automatically become insolvent because it does not have the cash or assets with which to pay off the liability.

The judgment was issued by the District Court of Clark County, Nevada.

The plaintiffs in the litigation that resulted in judgment against the company were two of the company's shareholders. Even though it was a derivative action, the company had no current or prior relationship with the plaintiffs other than that they are shareholders of the company. They were acting independent of the company.

The initial suit was a derivative action brought by Capital Advisor. LLC, a Utah limited liability company and Danzig, Ltd., a North Carolina corporation, individually and derivatively on behalf of nominal defendant CAM Group as plaintiff, against the defendants who were previously senior management of CAM Group. Somewhere between discovery and the court date, defendant had offered a settlement which was rejected by the plaintiffs.

The counter-claim by defendants was for Attorney fees and other cost as a consequence of the plaintiffs' failure to obtain a more favorable outcome than the settlement previously offered to the plaintiffs by the defendants.

The judgment from the District Court of Clark County, Nevada was related to a derivative action by Capital Advisor. LLC, a Utah limited liability company and Danzig, Ltd., a North Carolina corporation, individually and derivatively on behalf of nominal defendant CAM Group as plaintiff. The derivative action was against two of the company's previous management namely Wei Xuan Luo and Wei Heng Cai as defendants. However, the judgment awarded Attorney Fees and Cost to the Defendants against the plaintiff. The court found that plaintiff had previously rejected defendant valid offers in the amount of $300,000 and $30,000 respectively and pursued the litigation. Court found that the rejection of the offer without obtaining a more favorable judgement entitled the offeror of post-offer cost and expenses recovery from the offeree under NRCP 68(f).

Current Operations

The company provide cutting-edge defense solutions to government and military clients worldwide. With a focus on innovation, quality, and reliability, we aim to become a trusted partner in the defense industry.

Products and Services:

Our aerospace defense contractor company will offer a range of products and services tailored to meet the specific needs of defense organizations:

- Defense Systems and Equipment: Design, development, and production of advanced defense systems, including missiles, aircraft, unmanned aerial vehicles (UAVs), and electronic warfare systems.
- Maintenance and Upgrades: Comprehensive maintenance, repair, and upgrade services to ensure the operational readiness and longevity of defense equipment.
- Consulting and Training: Expert consultancy services for defense strategy, technology integration, and training programs to enhance the capabilities of military personnel.

Market Analysis:

- Target Market: Government and military organizations globally that require state-of-the-art defense solutions.
- Industry Analysis: Evaluation of the current aerospace defense market, including market size,

growth trends, and major competitors.

- Competitive Advantage: Identify key factors that differentiate our company, such as technological innovation, expertise, and cost-effectiveness.

Marketing and Sales Strategy:

- Branding and Positioning: Develop a strong brand identity and positioning that emphasizes our commitment to cutting-edge technology, reliability, and customer satisfaction.
- Marketing Channels: Utilize a mix of traditional and digital marketing channels to reach potential clients, including industry conferences, trade shows, online advertising, and social media.
- Sales Approach: Implement a consultative sales approach, building long-term relationships with clients by understanding their needs and providing tailored solutions.
- Strategic Partnerships: Form alliances with complementary technology providers and industry leaders to expand our reach and offer comprehensive solutions.

Operations and Manufacturing:

- Facilities: Establish state-of-the-art facilities for research and development, engineering, manufacturing, and testing, adhering to industry standards and regulations.
- Supply Chain Management: Develop a robust supply chain network to ensure the timely procurement of high-quality materials, components, and subsystems.
- Quality Assurance: Implement rigorous quality control processes to meet or exceed industry standards and achieve customer satisfaction.
- Intellectual Property: Safeguard intellectual property rights through patents, trademarks, and trade secrets, ensuring our competitive advantage is protected.

Management and Team:

We have assembled a team of experienced professionals with expertise in aerospace engineering, defense technology, project management, and business development to assist us in build the operations of the company. As of the date of report, the Company has 3 employees, including its officers, of which 2 are full-time. There is no collective agreement between the Company and its employees. The employment relationship between employees and the Company is individual and standard for the industry. The success of this Offering will help the Company to staff up its operations as needed.

In view of the above, the Company plans to hire qualified and competent hands to occupy the following positions.

- Chief Operating Officer
- Human Resources and Admin Manager
- Sales and Marketing Executive

- Accountant
- Acquisitions Executive

All new hiring would be limited to the success of this offering and our budgeted amount for headcount.

Property

We maintain an administrative head office at 5900 Balcones Drive, Suite 100, Austin, TX 78731. These facilities and office space are sufficient for our current needs.

Website

https://camgdefense.com

RISK FACTORS

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in our prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

The SEC requires the company to identify risks that are specific to its business and its financial condition.

Before investing, you should carefully read and carefully consider the following risk factors:

Risk Factors Summary

- The U.S. Government and NATO would provide a significant portion of our revenue, and our business could be adversely affected by changes in the fiscal policies of the U.S. Government and NATO governmental entities.

- We may lose the benefit of a Regulation A exemption in the event our principal place of business shifts to outside the United States or Canada.

- Significant delays or reductions in appropriations for our programs and U.S. Government and NATO funding more broadly may negatively impact our business and programs and could have a material adverse effect on our financial position, results of operations and/or cash flows.

- If we fail to establish and maintain important relationships with government agencies and prime contractors, our ability to successfully maintain and develop new business may be adversely affected.

- The loss of one or more of our largest customers, programs, or applications could adversely affect our results of operations.

- Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise, or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our profitability and future prospects. Early termination of client contracts or contract penalties could adversely affect our results of operations.

- If our subcontractors or suppliers fail to perform their contractual obligations, our performance and reputation as a contractor and our ability to obtain future business could suffer.

- We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability, or loss of market share.

- Loss of our General Services Administration ("GSA") contracts or government-wide acquisition contracts could impair our ability to attract new business.

- Government contracts differ materially from standard commercial contracts, involve competitive bidding and may be subject to cancellation or delay without penalty.

- A preference for minority-owned, and small disadvantaged businesses could impact our ability to be a prime contractor and limit our opportunity to work as a subcontractor on certain governmental procurements.

- U.S. Government and NATO in-sourcing could result in loss of business opportunities and personnel.

- Our business could be negatively impacted by cyber and other security threats or disruptions.

- Our products are complex and could have unknown defects or errors, which may increase our costs, harm our reputation with customers, give rise to costly litigation, or divert our resources from other purposes.

- Our margins and operating results may suffer if we experience unfavorable changes in the proportion of cost-plus-fee or fixed-price contracts in our total contract mix.

Risks Related to Regulatory, Environmental and Legal Issues

- Our failure to comply with complex procurement laws and regulations could cause us to lose business and subject us to a variety of penalties.

- Our contracts and administrative processes and systems are subject to audits and cost adjustments by the U.S. Government and NATO, which could reduce our revenue, disrupt our business, or otherwise adversely affect our results of operations.

- We are subject to environmental laws and potential exposure to environmental liabilities. This may affect our ability to develop, sell or rent our property or to borrow money where such property is required to be used as collateral.

Risks Relating to Investing in a Start-up Company

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

A crowdfunding investment involves risk. You should not invest any funds in this company unless you can afford to lose your investment.

Risks Relating to the Company's Business and Industry

A crowdfunding investment involves risk. You should not invest any funds in this company unless you can afford to lose your entire investment.

The Company's operations and revenue have been negatively impacted by the COVID-19 pandemic.

Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The recent outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. At this time, the extent of the effect is uncertain. The COVID-19-related governmental stay-at-home orders, prohibitions on public gatherings, rise in unemployment, and related economic fallout have an ongoing negative effect on our business operations, the extent of which is currently unknown. If the stay-at-home orders and governmental prohibitions are not rescinded timely, the Company could be unable to continue as a going concern. Even if rescinded, the public may not have confidence in the safety of public gatherings or in the safety of hiring caregivers which may have a material adverse effect on the demand for our services and our business operations as a whole. Additionally, if conventions center, hotels, and other similar venues do not return to normal operations, the Company will see limitations on revenue and may be unable to continue.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

We have little operating history or operating results.

We have limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and loss of investment for our investors.

We depend on certain key personnel, including senior executives.

We depend on the skill and experience of our President, Rafael A Pinedo. Mr. Pinedo has responsibilities to other companies and is not currently a paid employee. Our future success depends on the efforts of key personnel. We expect to face intense competition to be able to attract and retain qualified personnel, and it cannot be assumed we will be able to attract or retain qualified personnel.

We are controlled by our officer, director and a majority shareholder.

Rafael Pinedo holds a majority of our voting stock, and at the conclusion of our offering will continue to hold a majority of the company's common stock. Investors in our offering will not have the ability to control a vote by the stockholders or the board of directors.

Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control.

These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods.

New entrants into our market may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Government regulation could impose burdensome requirements and restrictions that could impair demand for our products.

Any government regulation of our products or services, whether at the federal, state or local level, may increase our costs and the price of our service, may have a negative impact on our revenue and profitability, and may challenge the commercial viability of our business.

Our additional financing requirements could result in dilution to existing equity holders.

The additional financing which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. Such securities may be issued without the approval or other consent of the Company's stockholders.

Risks Relating to Our Industry

The U.S. Government and NATO would provide a significant portion of our revenue, and our business could be adversely affected by changes in the fiscal policies of the U.S. Government and NATO and governmental entities.

We are bidding and anticipating to get contracts with the U.S. Government and NATO (including branches of the U.S. and NATO military and FMS), either as a prime contractor or a subcontractor. We expect to derive most of our revenues from work performed under U.S. Government and NATO contracts. As a result, we could experience reduced or delayed awards on some of our programs, with a related negative impact to our revenues, earnings and cash flows. Competitor bid protests also have become more prevalent in the current competitive environment, which has led to further contract award delays. In addition, any future changes to the fiscal policies of the U.S. Government and NATO and foreign governmental entities may decrease overall government funding for defense and homeland security, result in delays in the procurement of our products and services due to lack of funding, cause the U.S. Government and NATO and government agencies to reduce their purchases under existing contracts, or cause them to exercise their rights to terminate contracts at-will or to abstain from exercising options to renew contracts, any of which would have an adverse effect on our business, financial condition, results of operations and/or cash flows.

Significant delays or reductions in appropriations for our programs and U.S. Government and NATO funding more broadly may negatively impact our business and programs and could have a material adverse effect on our financial position, results of operations and/or cash flows.

U.S. Government and NATO programs are subject to annual legislative budget authorization and appropriation processes. For many programs, Legislators appropriates funds on a fiscal year basis even though the program performance period may extend over several years. Consequently, programs are often partially funded initially and additional funds are committed only as Legislators makes further appropriations. If we incur costs in excess of funds obligated on a contract, we may be at risk for reimbursement of those costs unless and until additional funds are obligated to the contract. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the annual budget process ultimately approved by Legislators or in separate supplemental appropriations or continuing resolutions, as applicable. Laws and plans adopted by the U.S. Government and NATO relating to, along with pressures on and uncertainty surrounding the federal budget, potential changes in priorities and defense spending levels, sequestration, the appropriations process, use of continuing resolutions (with restrictions, e.g., on new starts) and the permissible federal debt limit, could adversely affect the funding for individual programs and delay purchasing or payment decisions by our customers. In the event government funding for our significant programs becomes unavailable, or is reduced or delayed, or planned orders are reduced, our contract or subcontract under such programs may be terminated or adjusted by the U.S. Government and NATO or the prime contractor.

Significant delays or reductions in appropriations; long-term funding under a continuing resolution; an extended debt ceiling breach or government shutdown; and/or future budget and program decisions, among other items, may negatively impact our business and programs and could have a material adverse effect on our financial position, results of operations and/or cash flows.

If we fail to establish and maintain important relationships with government agencies and prime contractors, our ability to successfully maintain and develop new business may be adversely affected.

Our reputation and relationship with the U.S. Government and NATO, and in particular with the agencies of the DoD and the intelligence community, are key factors in maintaining and developing new business opportunities. In addition, we could act as a subcontractor or in "teaming" arrangements in which we and other contractors bid together on particular contracts or programs for the U.S. Government and NATO or government agencies. We expect to continue to depend on relationships with other prime contractors for a portion of our revenue for the foreseeable future. Negative press reports regarding conflicts of interest, poor contract performance, employee misconduct, information security breaches or other aspects of our business, regardless of accuracy, could harm our reputation. Additionally, as a subcontractor or team member, we would lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required. As a result, we may be unable to successfully maintain our relationships with government agencies or prime contractors, and any failure to do so could adversely affect our ability to maintain our existing business and compete successfully for new business.

The Company may lose the benefit of a Regulation A exemption in the event our principal place of business shifts to outside the United States or Canada.

We may lose the benefit of a Regulation A exemption in the event our principal place of business shifts to outside the United States or Canada. Under Rule 251(b)(1) of Regulation A, an issuer is eligible to claim the Regulation A exemption only if the issuer of the securities: (1) Is an entity organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia, with its principal place of business in the United States or Canada. Because the Company hopes to acquire NATO based defense contractors, and also establish offices in several NATO countries to help it to facilitate bidding and anticipating contracts with various NATO governments, if at any time it was adjudged that the Company's principal place of business has shifted to any of those NATO offices, the company would become ineligible to claim the Regulation A exemption.

The loss of one or more of our largest customers, programs, or applications could adversely affect our results of operations.

We are dependent on a small number of customers for certain large programs that represent a large portion of our revenues. A significant decrease in the sales to or loss of any of these programs or our major customers would have a material adverse effect on our business and results of operations. No assurance can be given that our customers will not experience financial, technical or other difficulties that could adversely affect their operations and, in turn, our results of operations.

Many of the contracts we have submitted bids for contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise, or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our profitability and future prospects. Early termination of client contracts or contract penalties could adversely affect our results of operations.

We plan to design, develop, and manufacture technologically advanced and innovative products and services, which are applied by our customers in a variety of environments. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and intellectual property rights, labor, inability to achieve learning curve assumptions, manufacturing materials or components could prevent us from meeting requirements. Either we or the customer may generally terminate a contract as a result of a material uncured breach by the other. If we breach a contract or fail to perform in accordance with contractual service levels, delivery schedules, performance specifications, or other contractual requirements set forth therein, the other party thereto may terminate such contract for default, and we may be required to refund money previously paid to us by the customer or to pay penalties or other damages. Even if we have not breached, we may deal with various situations from time to time that may result in the amendment or termination of a contract. These steps can result in significant current period charges and/or reductions in current or future revenue, and/or delays in collection of outstanding receivables and costs incurred on the contract. Other factors that may affect revenue and profitability include inaccurate cost estimates, design issues, unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, and loss of follow-on work.

BUSINESS

CAM Group, Inc., a Nevada corporation, operates as Consolidated Aerospace Manufacturing Defense Group, and serves the military defense, government, and commercial customers around the world with the ability to rapidly mitigate threats faster than ever before, supporting national security, finance, and technology. Leaders on Critical Infrastructure and Key Resources (CIKR), Protection Encryption and Cybersecurity; Intelligence, Surveillance, and Reconnaissance (ISR).

The Company's headquarters is located at 5900 Balcones Drive, Suite 100, Austin, TX 78731

HISTORY

CAM Group, Inc., formerly known as "RT Technologies, Inc.", was originally incorporated as Savannah River Technologies, Inc. under the laws of the State of South Carolina on March 2, 1995. On July 20, 2007, the Company formed a corporation pursuant to the laws of the State of Nevada. On August 11, 2007, the stockholders of the Company approved a change of corporate domicile which resulted in the dissolution of the South Carolina Corporation and the Company became domiciled in the State of Nevada. On September 13, 2012, the Company changed its name to CAM Group Inc. ("CAMG") to more accurately reflect its business.

The company previously had business dealings with several Chinese businesses prior to abandoning its businesses, operations, and subsidiaries by 2015 ("Abandonment"). Prior to the abandonment, on April 17, 2012, CAMG acquired in an all-stock transaction, China Agriculture Media Group Co., Ltd, which was incorporated on March 30, 2011 under the laws of Hong Kong. During the same period, CAMG also established CAM Hebei as a China-based domestic enterprise and wholly owned subsidiary. Furthermore, prior to the abandonment, CAMG tried unsuccessfully, to build its core business in advertising, wholesale and retail sales and is analyzing new market opportunities that would allow management to strategically expand into additional profitable and synergistic markets.

By 2015, the Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. By August 18, 2015, the Company filed Form 15-12G with the SEC to terminate its reporting obligations under the 1934 Act. After their March 31, 2015 quarterly reports, filed on May 20, 2015, the Company stopped all forms of making public report of its operation and financial results. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2015 to 2021 which resulted in its Nevada charter being revoked.

Following the abandonment, the company lost all of its assets and subsidiaries including those assets and subsidiaries located in China and Hong Kong, PRC. On June 4, 2021, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on June 29, 2021. as at the time of the initiation of the custodianship. As of the date of the custodianship petition filing, the company had no assets and no existing subsidiary.

Following the grant of custodianship on June 29, 2021, the Company's Nevada charter was reinstated immediately, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company's accounting records from previous management but was able to get the shareholder information hence the Company's outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2022 and 2021.

On May 17, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On June 4, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled "In the Matter of CAM Group, Inc., a Nevada corporation" under case number A-21-835793-C by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to GET prior management to reinstate the Company's Nevada charter, which had been revoked.

On June 03, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the "Order"), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the "Custodian") has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On June 29, 2021 the Custodian sold to itself, four (4) million shares of the Preferred Stock, at par value of $0.001, in exchange for $15,000 which the Company used to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent's balance. The Series A Preferred Stock has 80% voting rights over all classes of stock. CED Capital also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On June 29, 2021, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge Capital, LLC., as the Company's sole officer, secretary, treasurer and director.

The purchaser of four (4) million shares of Series A Preferred Stock has control of the Company through super voting rights over all classes of the Company's common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

On June 28, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of Nevada, which reinstated the Company's charter and appointed a new Resident Agent in Nevada.

On March 22, 2022, Alpharidge Capital, LLC., the holder four (4) million shares of Series A Preferred Stock of the Company entered into an agreement to sell the shares to Technomeca Defense, Inc., a Texas aerospace company controlled by Mr. Rafael A Pinedo. Mr. Pinedo operates an amalgamated Defense and Aerospace operations/assets with the business headquartered at 5900 Balcones Drive, Suite 100, Austin, TX 78731, Texas. Mr. Pinedo was appointed the Company's President and CEO. As part of his future for the company, Mr. Pinedo envisaged making multiple major acquisitions in the United States and Europe. Additionally, he also plans to make smaller and minor acquisitions from NATO countries to give the company some global reach within the NATO defense spectrum. One of the minor potential future acquisitions identified by Mr. Pinedo is Technomeca Defense, Inc. An Austin Texas company with a subsidiary operation in Spain located at Mendelu Kalea, 53, 20300 Hondarribia, Gipuzkoa, Spain.

Although the company is optimistic that it could acquire Technomeca Aerospace, Inc. As one of its subsidiaries, there is no guarantee that the acquisition will go through. The company has not entered into a binding acquisition agreement or a binding letter of intent with Technomeca Defense, Inc.

On August 16, 2022, the Company was informed about a court order against the Company emanating from litigation actions of the Company's previous management. The court order created a $2,202,702.75 liability against the Company. While the court order has been appealed promptly, and the Company's Attorney believes the award would be overturned, the Company expresses no assurance or guarantee that the liability would be overturn at the appeal.

The appeal was filed on March 03, 2023, at the Nevada Supreme Court No. 85378, by the Law Offices of Gordinier Kang & Kim, LLP and Lemons, Grundy & Eisenberg. Notwithstanding the assurances of the attorneys about the appeal, we could lose the appeal and still be subject to the judgment liability identified above. If we fail to overturn the judgment, the company would automatically become insolvent because it does not have the cash or assets with which to payoff the liability.

The judgment was issued by the District Court of Clark County, Nevada.

The plaintiffs in the litigation that resulted in judgment against the company were two of the company's shareholders. Even though it was a derivative action, the company had no current or prior relationship with the plaintiffs other than that they are shareholders of the company. They were acting independent of the company.

The initial suit was a derivative action brought by Capital Advisor. LLC, a Utah limited liability company and Danzig, Ltd., a North Carolina corporation, individually and derivatively on behalf of nominal defendant CAM Group as plaintiff, against the defendants who were previously senior management of CAM Group. Somewhere between discovery and the court date, defendant had offered a settlement which was rejected by the plaintiffs.

The counter-claim by defendants was for Attorney fees and other cost as a consequence of the plaintiffs' failure to obtain a more favorable outcome than the settlement previously offered to the plaintiffs by the defendants.

The judgment from the District Court of Clark County, Nevada was related to a derivative action by Capital Advisor. LLC, a Utah limited liability company and Danzig, Ltd., a North Carolina corporation, individually and derivatively on behalf of nominal defendant CAM Group as plaintiff. The derivative action was against two of the company's previous management namely Wei Xuan Luo and Wei Heng Cai as defendants. However, the judgment awarded Attorney Fees and Cost to the Defendants against the plaintiff. The court found that plaintiff had previously rejected defendant valid offers in the amount of $300,000 and $30,000 respectively and pursued the litigation. Court found that the rejection of the offer without obtaining a more favorable judgement entitled the offeror of post-offer cost and expenses recovery from the offeree under NRCP 68(f).

Going Concern: The financial statements attached to report have been prepared assuming that the company will continue as a going concern which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. For the 12 months ended December 31, 2023, the Company has incurred a net loss of $$55,937 from operations. We had an accumulated deficit of $$55,937 as of December 31, 2023. It is management's opinion that these matters raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the issuance date of this report. The ability of the Company to continue as a going concern is dependent upon management's ability to further implement its business plan and raise additional capital as needed from the sales of stock or issuance of debt. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Current Operations

The company aims to provide cutting-edge defense solutions to government and military clients worldwide. With a focus on innovation, quality, and reliability, we aim to become a trusted partner in the defense industry.

Products and Services:

Our aerospace defense contractor company will offer a range of products and services tailored to meet the specific needs of defense organizations:

- Defense Systems and Equipment: Design, development, and production of advanced defense systems, including missiles, aircraft, unmanned aerial vehicles (UAVs), and electronic warfare systems.
- Maintenance and Upgrades: Comprehensive maintenance, repair, and upgrade services to ensure the operational readiness and longevity of defense equipment.
- Consulting and Training: Expert consultancy services for defense strategy, technology integration, and training programs to enhance the capabilities of military personnel.

Market Analysis:

- Target Market: Government and military organizations globally that require state-of-the-art defense solutions.
- Industry Analysis: Evaluation of the current aerospace defense market, including market size, growth trends, and major competitors.
- Competitive Advantage: Identify key factors that differentiate our company, such as technological innovation, expertise, and cost-effectiveness.

Marketing and Sales Strategy:

- Branding and Positioning: Develop a strong brand identity and positioning that emphasizes our commitment to cutting-edge technology, reliability, and customer satisfaction.
- Marketing Channels: Utilize a mix of traditional and digital marketing channels to reach potential clients, including industry conferences, trade shows, online advertising, and social media.
- Sales Approach: Implement a consultative sales approach, building long-term relationships with clients by understanding their needs and providing tailored solutions.
- Strategic Partnerships: Form alliances with complementary technology providers and industry leaders to expand our reach and offer comprehensive solutions.

Operations and Manufacturing:

- Facilities: Establish state-of-the-art facilities for research and development, engineering, manufacturing, and testing, adhering to industry standards and regulations.
- Supply Chain Management: Develop a robust supply chain network to ensure the timely procurement of high-quality materials, components, and subsystems.
- Quality Assurance: Implement rigorous quality control processes to meet or exceed industry standards and achieve customer satisfaction.
- Intellectual Property: Safeguard intellectual property rights through patents, trademarks, and trade secrets, ensuring our competitive advantage is protected.

Management and Team:

We have assemble a team of experienced professionals with expertise in aerospace engineering, defense technology, project management, and business development to assist us in build the operations of the company. As of the date of this Offering Circular, the Company has 3 employees, including its officers, of which 2 are full-time. There is no collective agreement between the

Company and its employees. The employment relationship between employees and the Company is individual and standard for the industry. The success of this Offering will help the Company to staff up its operations as needed.

In view of the above, the Company plans to hire qualified and competent hands to occupy the following positions;

- Chief Operating Officer
- Human Resources and Admin Manager
- Sales and Marketing Executive
- Accountant
- Acquisitions Executive

All new hiring would be limited to the success of this offering and our budgeted amount for headcount.

Property

We maintain an administrative head office at 5900 Balcones Drive, Suite 100, Austin, TX 78731. These facilities and office space are sufficient for our current needs.

Website

https://camgdefense.com

Competition

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability or loss of market share. We operate in highly competitive markets and generally encounter intense competition to win contracts from many other firms, including mid-tier federal contractors with specialized capabilities, large defense contractors and IT service providers. Competition in our markets may increase as a result of a number of factors, such as the entrance of new or larger competitors, including those formed through alliances or consolidation, or the reduction in the overall number of government contracts. We may also face competition from prime contractors for whom we currently serve as subcontractors or teammates if those prime contractors choose to offer customer services of the type that we are currently providing. In addition, we may face competition from our subcontractors who, from time-to-time, seek to obtain prime contractor status on contracts for which they currently serve as a subcontractor to us.

Many of our competitors have greater financial, technical, marketing and public relations resources, larger customer bases and greater brand or name recognition than we do. Such competitors may be able to utilize their substantially greater resources and economies of scale to undermine our bids.

Intellectual Property

We have zero registered trademark, and no patents.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Commercial Aerospace Product Regulation.

Our commercial aerospace products are subject to regulations by the FAA, foreign aviation administration authorities and international regulatory bodies, including on production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. In addition, commercial aerospace regulations and regulator approaches differ across jurisdictions and changes in such regulations and implementing legislation can impact our operations.

Environmental Regulation.

Our operations are subject to and affected by environmental regulation by federal, state and local authorities in the U.S. and regulatory authorities with jurisdiction over our international operations, including with respect to the generation, treatment, storage, disposal and remediation of hazardous substances and wastes. We use hazardous substances and generate hazardous wastes in some of our operations and have incurred, and will likely continue to incur, costs associated with environmental compliance activities and management of remediation matters at sites with pollutants. A portion of these costs are eligible for future recovery through the pricing of our products and services under our contracts with the U.S. government.

Other Applicable Regulations.

We conduct our businesses through subsidiaries and affiliates in Europe and NATO Countries. As a result, our businesses and operations are subject to both U.S. and non-U.S. government laws, regulations and procurement policies and practices, including regulations relating to import-export controls, tariffs, taxes, investment, sanctions, exchange controls, anti-corruption, and cash repatriation. Our international sales are also subject to varying currency, political and economic risks. Our ability to obtain required licenses and authorizations on a timely basis or at all is subject to risks and uncertainties, including changing U.S. government laws, regulations or foreign policies, delays in Congressional action, or geopolitical and other factors.

Litigation

On August 16, 2022, the Company was informed about a court order against the Company emanating from litigation actions of the Company's previous management. The court order created a $2,202,702.75 liability against the Company. While the court order has been appealed promptly, and the Company's Attorney believes the award would be overturned, the Company expresses no assurance or guarantee that the liability would be overturn at the appeal.

The appeal was filed on March 03, 2023, at the Nevada Supreme Court No. 85378, by the Law Offices of Gordinier Kang & Kim, LLP and Lemons, Grundy & Eisenberg. Not withstanding the assurances of the attorneys about the appeal, we could lose the appeal and still be subject to the judgment liability identified above. If we fail to overturn the judgment, the company would automatically become insolvent because it does not have the cash or assets with which to payoff the liability.

The judgment was issued by the District Court of Clark County, Nevada.

The plaintiffs in the litigation that resulted in judgment against the company were two of the company's shareholders. Even though it was a derivative action, the company had no current or prior relationship with the plaintiffs other than that they are shareholders of the company. They were acting independent of the company.

The initial suit was a derivative action brought by Capital Advisor. LLC, a Utah limited liability company and Danzig, Ltd., a North Carolina corporation, individually and derivatively on behalf of nominal defendant CAM Group as plaintiff, against the defendants who were previously senior management of CAM Group. Somewhere between discovery and the court date, defendant had offered a settlement which was rejected by the plaintiffs.

The counter-claim by defendants was for Attorney fees and other cost as a consequence of the plaintiffs' failure to obtain a more favorable outcome than the settlement previously offered to the plaintiffs by the defendants.

The judgment from the District Court of Clark County, Nevada was related to a derivative action by Capital Advisor. LLC, a Utah limited liability company and Danzig, Ltd., a North Carolina corporation, individually and derivatively on behalf of nominal defendant CAM Group as plaintiff. The derivative action was against two of the company's previous management namely Wei Xuan Luo and Wei Heng Cai as defendants. However, the judgment awarded Attorney Fees and Cost to the Defendants against the plaintiff. The court found that plaintiff had previously rejected defendant valid offers in the amount of $300,000 and $30,000 respectively, and pursued the litigation. Court found that the rejection of the offer without obtaining a more favorable judgement entitled the offeror of post-offer cost and expenses recovery from the offeree under NRCP 68(f).

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Frank I Igwealor	Consultant, Court-Appointed Custodian	CAM GROUP, INC. (June 03, 2021 - Present) Attorney, Capital Markets and Securities Law Group, PC. (March 2021 - Present)	J.D., Southwestern Law School, 2013 M.B.A., California State University, Dominguez Hills, 2008
Rafael A Pinedo	President and CEO	CEO, CAM GROUP, INC. (March 22 2021 - Present)	
Ambrose Egbuonu	Board Chair	CEO, CAM GROUP, INC. (June 03, 2021 - Present)	

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law NRS 78.7502. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 full-time employees and 2 part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of March 28, 2024 is as follows:

Type of Security	**Amount Outstanding**	**Voting Rights**	**Antidilution Rights**
Preferred Stock: Rafael A Pinedo	4,000,000 shares	Yes	No
Ambrose O Egbuonu, Chairman	0	N/A	No
Common Stock: Other Holders	1,710,676,587 shares	Yes	No

Our authorized capital stock consists of 710,000,000 shares, 700,000,000 of which are designated as common stock, each having $0.001 par value, while 10,000,000 are designated as preferred stock, each having $0.001 par value. As of December 31, 2023, there were 25,295,000 shares of common stock and 5,000,000 shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be designated by the board. Both our common stock and preferred stock has voting power.

Convertible Notes

As of December 31, 2023, the Company has no convertible notes outstanding.

Regulation CF Offering

On May 15, 2023, the Company offered to issue $250,000 in Simple Agreements for Future Equity (the "Crowd SAFEs"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth. As at December 31, 2023, the Company has not issued any of those notes it offered to issue. As a result, the company has not been able to raise any fund through this offering.

The Regulation CF Transaction was conducted through TruCrowd, Inc. (the "Intermediary").

Debt

The Company has been operating based of line of credit from its court-appointed custodian who has been advancing the Company's operating budget since June 03, 2021.   As at December 31, 2023, the Company has taken a total of $0 in advance from court-appointed custodian to pay bills and costs associated with revival the Company's charter with Nevada, paying off liabilities balances from vendors, and bringing the company current.

Stockholders With Above >5% Ownership

At this time, the Company has only one beneficial equity holders holding greater than 5% of

Date of Issuance	Number of Shares Issued (or canceled)	Class of Securities	Individual/ Entity Shares were issued to	Restricted or Unrestricted as of this filing.
03/22/2022	4,000,000	Preferred stock	Rafael A Pinedo	Restricted
04/20/2012	8,550,000	Common Stock	Feng Guojiang	Restricted
04/20/2012	4,725,000	Common Stock	Ka Siuping	Restricted

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0.00

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

As at December 31, 2023, the Company has zero cash on hand. On May 15, 2023, the Company offered to issue pursuant to Regulation CF, $250,000, which the Company is yet to issue because it has not commenced the fundraising campaign. The Company will likely require additional financing in excess of the proceeds from these two offerings and its revenue from ongoing operations in order to sustain continued investment in growth over the next 18 months. As at December 31, 2023, the Company has not issued any of those notes it offered to issue. As a result, the company has not been able to raise any fund through this offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a familymember of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Family members of the Company's officers and directors have participated as investors in the Quake KISSes, the 2018 Convertible Notes, the 2019 Notes, and the Crowd SAFEs, in each case in arm's length transactions on the same terms as other unrelated investors. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Exhibit A

[See attached]

CAM GROUP, INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED December 31, 2023 and 2022

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CAM Group, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31, 2023	December 31, 2022
ASSETS		
Current Assets		
Cash	$ 7,250	$ 7,250
TOTAL ASSETS	$ 7,250	$ 7,250
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities	74,033	63,187
Total Liabilities	74,033	63,187
Stockholders' deficit:		
Preferred stock, $.001 par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding as at December 31, 2023 and 2022.	5,000	5,000
Common Stock, $0.001 par value, 90,000,000 shares authorized, 25,295,000 issued and outstanding as at December 31, 2023 and 2022.	25,295	25,295
Additional Paid-in Capital	(30,295)	(30,295)
Accumulated Deficits	(66,783)	(55,937)
Total Equity	(66,783)	(55,937)
TOTAL LIABILITIES & EQUITY	**$7,250**	**$7,250**

The accompanying notes are an integral part of these financial statements.

F-2

CAM Group, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Years Ended December 31,	
	2023	2022
Ordinary Income/Expense		
Revenue	$ -	$ -
Operating Expense	-	-
Automobile Expense	349	1,745
Bus. Licenses & Permits	625	625
Cable & Internet	324	21
Computer and Internet Expenses	325	648
Insurance Expense	673	325
Office Supplies	349	1,495
OTC Markets		10,820
Accounting & Audit	1,075	2,150
Investor Relation	563	1,125
Legal Fees	1,875	13,750
Stock Transfer Agents	2,750	16,500
Rent Expense	1,166	5,416
Repairs and Maintenance	723	723
Telephone Expense	399	594
Total operating expenses	10,846	55,937
Operating Loss	(10,846)	(55,937)
NET COMPREHENSIVE LOSS	$ (10,846)	$ (55,937)
BASIC AND DILUTED LOSS PER SHARE:		
Net loss per common share - basic and diluted	$ (0.0004)	$ (0.0022)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:		
Basic	25,295,000	25,295,000

The accompanying notes are an integral part of these financial statements.

F-3

CAM Group, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	# of Shares	Amount	# of Shares	Amount	Capital	Deficit	TOTAL
Balance - January 1, 2018	1,000,000	$ 1,000	25,295,000	25,295	$ (26,295)	$ -	-
Net Income(Loss) - December 31, 2018	-	-					-
Balance - December 31, 2018	1,000,000	$ 1,000	25,295,000	25,295	$ (26,295)	$ -	-
Balance - January 1, 2020	1,000,000	$ 1,000	25,295,000	25,295	$ (26,295)	$ -	-
Net Income(Loss) - December 31, 2020	-	-	-	-	-	$ -	-
Balance - December 31, 2020	1,000,000	$1,000	25,295,000	25,295	$ (26,295)	$ -	-
Shares Issuance	4,000,000	4,000			(4,000)		-
Balance - December 31, 2021	1,000,000	$1,000	25,295,000	25,295	$ (30,295)	$ -	-
Net Loss - December 31, 2022						(55,937)	(55,937)
Balance - December 31, 2022	1,000,000	$5,000	25,295,000	25,295	$ (30,295)	(55,937)	(55,937)
Net Loss - December 31, 2023						(10,846)	(10,846)
Balance - December 31, 2023	1,000,000	$5,000	25,295,000	25,295	$ (30,295)	(66,783)	(66,783)

The accompanying notes are an integral part of these financial statements.

F-4

CAM Group, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Period Ended June 30,			
		2023		2022
Cash Flows from Operating Activities:				
Net income(loss)	$	(10,846)	$	(55,937)
Adjustments to reconcile net income(loss) to net cash used in operating activities		-		-
		-		-
Depreciation and amortization		-		-
Loss on disposed fixed assets		-		-
Changes in operating assets and liabilities		-		-
Net Cash Used In Operating Activities		(10,846)		(55,937)
Cash Flows from Investing Activities:		-		-
Purchases of property and equipment		-		-
Acquisition of assets		-		-
Net Cash Provided By Investing Activities		-		-
Cash Flows from Financing Activities:				
Proceeds from issuance of common stock		-		-
Proceeds from issuance of warrants		-		-
Proceeds from issuance of beneficial conversion feature		-		-
Proceeds from issuance of long-term debt		-		-
Proceeds from note payable		10,846		63,187
Net Cash Provided By Financing Activities		10,846		63,187
Foreign Currency Translation				
Net Change in Cash		0		7,250
Cash and Cash Equivalents - Beginning of Year		7,250		-
Cash and Cash Equivalents - End of Year	$	7,250	$	7,250

The accompanying notes are an integral part of these financial statements.

F-5

CAM Group, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

CAM Group, Inc. (the "Company", "we", "us" or "our"), a Nevada corporation, has a fiscal year end of December 31 and is listed on the OTC Pink Markets under the trading symbol CAMG.

The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2015 to 2021 which resulted in its Nevada charter being revoked. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act. On June 4, 2021, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on June 29, 2021. The Company's Nevada charter was reinstated on June 28, 2021, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company's accounting records from previous management but was able to get the shareholder information hence the Company's outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for the period ended December 31, 2023.

CAM Group, Inc., formerly known as "RT Technologies, Inc.", was originally incorporated as Savannah River Technologies, Inc. under the laws of the State of South Carolina on March 2, 1995. On July 20, 2007, the Company formed a corporation pursuant to the laws of the State of Nevada. On August 11, 2007, the stockholders of the Company approved a change of corporate domicile which resulted in the dissolution of the South Carolina Corporation and the Company became domiciled in the State of Nevada. On September 13, 2012, the Company changed its name to CAM Group Inc. ("CAMG") to more accurately reflect its business after a stock exchange transaction set forth below.

The company previously had business dealings with several Chinese businesses prior to abandoning its businesses, operations and subsidiaries by 2015 ("Abandonment"). Prior to the abandonment, on April 17, 2012, CAMG acquired in an all-stock transaction, China Agriculture Media Group Co., Ltd, which was incorporated on March 30, 2011 under the laws of Hong Kong. During the same period, CAMG also established CAM Hebei as a China-based domestic enterprise and wholly owned subsidiary. Furthermore, prior to the abandonment, CAMG tried unsuccessfully, to build its core business in advertising, wholesale and retail sales and is analyzing new market opportunities that would allow management to strategically expand into additional profitable and synergistic markets.

By 2015, the Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. By August 18, 2015, the Company filed Form 15-12G with the SEC to terminate its reporting obligations under the 1934 Act. After their March 31, 2015 quarterly reports, filed on May 20, 2015, the Company stopped all forms of making public report of its operation and financial results. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2015 to 2021 which resulted in its Nevada charter being revoked.

Following the abandonment, the company lost all of its assets and subsidiaries including those assets and subsidiaries located in China and Hong Kong, PRC. As of the date of the custodianship petition filing, the company had no assets and no existing subsidiary.

On May 17, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On June 4, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled "In the Matter of CAM Group, Inc., a Nevada corporation" under case number A-21-835793-C by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to GET prior management to reinstate the Company's Nevada charter, which had been revoked.

On June 04, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the "Order"), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the "Custodian") has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On June 28, 2021, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge

Capital, LLC., as the Company's sole officer, secretary, treasurer and director.

On June 29, 2021 the Custodian sold to itself, four (4) million shares of the Preferred Stock, at par value of $0.001, in exchange for $15,000 which the Company used to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent's balance. The Series A Preferred Stock has 80% voting rights over all classes of stock. Alpharidge Capital also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

The purchaser of four (4) million shares of Series A Preferred Stock has control of the Company through super voting rights over all classes of the Company's common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

On June 29, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of Nevada, which reinstated the Company's charter and appointed a new Resident Agent in Nevada. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On March 22, 2022, Alpharidge Capital, LLC., the holder four (4) million shares of Series A Preferred Stock of the Company entered into an agreement to sell the shares to Technomeca Defense, Inc lead by Mr. Rafael A Pinedo. Mr. Pinedo operates an amalgamated Defense and Aerospace operations/assets with the business headquartered at 5900 Balcones Drive, Suite 100, Austin, TX 78731, Texas. Mr. Pinedo was appointed the Company's President and CEO. As part of his future plan for the company, Mr. Pinedo envisaged making multiple major acquisitions in the United States. Additionally, he also plans to make smaller and minor acquisitions from NATO countries to give the company some global reach within the NATO defense spectrum. One of the minor potential future acquisitions identified by Mr. Pinedo is Technomeca Defense, Inc. An Austin Texas company with a subsidiary operation in Spain located at Mendelu Kalea, 53, 20300 Hondarribia, Gipuzkoa, Spain.

Although the company is optimistic that it could acquire Technomeca Defense, Inc. As one of its subsidiaries, there is no guarantee that the acquisition will go through. The company has not entered into a binding acquisition agreement or a binding letter of intent with Technomeca Aerospace, Inc.

On August 16, 2022, the Company was informed about a court order against the Company emanating from litigation actions of the Company's previous management. The court order created a $2,202,702.75 liability against the Company. While the court order has been appealed promptly, and the Company's Attorney believes the award would be overturned, the Company expresses no assurance or guarantee that the liability would be overturn at the appeal.

The appeal was filed on March 03, 2023, at the Nevada Supreme Court No. 85378, by the Law Offices of Gordinier Kang & Kim, LLP and Lemons, Grundy & Eisenberg. Not withstanding the assurances of the attorneys about the appeal, we could lose the appeal and still be subject to the judgment liability identified above. If we fail to overturn the judgment, the company would automatically become insolvent because it does not have the cash or assets with which to payoff the liability.

The judgment was issued by the District Court of Clark County, Nevada.

The plaintiffs in the litigation that resulted in judgment against the company were two of the company's shareholders. Even though it was a derivative action, the company had no current or prior relationship with the plaintiffs other than that they are shareholders of the company. They were acting independent of the company.

The initial suit was a derivative action brought by Capital Advisor. LLC, a Utah limited liability company and Danzig, Ltd., a North Carolina corporation, individually and derivatively on behalf of nominal defendant CAM Group as plaintiff, against the defendants who were previously senior management of CAM Group. Somewhere between discovery and the court date, defendant had offered a settlement which was rejected by the plaintiffs.

The counter-claim by defendants was for Attorney fees and other cost as a consequence of the plaintiffs' failure to obtain a more favorable outcome than the settlement previously offered to the plaintiffs by the defendants.

The judgment from the District Court of Clark County, Nevada was related to a derivative action by Capital Advisor. LLC, a Utah limited liability company and Danzig, Ltd., a North Carolina corporation, individually and derivatively on behalf of nominal defendant CAM Group as plaintiff. The derivative action was against two of the company's previous management namely Wei Xuan Luo and Wei Heng Cai as defendants. However, the judgment awarded Attorney Fees and Cost to the Defendants against the plaintiff. The court found that plaintiff had previously rejected defendant valid offers in the amount of $300,000 and $30,000 respectively, and pursued the litigation. Court found that the rejection of the offer without obtaining a more favorable judgement entitled the offeror of post-offer cost and expenses recovery from the offeree under NRCP 68(f).

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

<u>Basis of Presentation</u>

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

<u>Basis of Accounting</u>

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. All intercompany transactions have been eliminated.

<u>Going Concern</u>

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no operations. The Company intends to commence operations as set out below and raise the necessary funds to carry out the aforementioned strategies. The Company cannot be certain that it will be successful in these strategies even with the required funding.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits, money market funds, and all highly liquid debt instructions with original maturities of three months or less.

Financial Instruments

The FASB issued ASC 820-10, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentrations and Credit Risks

The Company's financial instruments that are exposed to concentrations and credit risk primarily consist of its cash, sales and accounts receivable. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Foreign Currency Translation

The accounts of the Company are accounted for in accordance with the Statement of Financial Accounting Statements No. 52 ("SFAS 52"), "Foreign Currency Translation". The financial statements of the Company are translated into US dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rate.

Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of the Company are re- measured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are re-measured at historical rates. Adjustments which result from the re-measurement of the assets and liabilities of the Company are included in net income.

Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

As of December 31, 2022 and 2021, respectively, there was $0.00 of unrecognized expense related to non- vested stock-based compensation arrangements granted. There have been no options granted during the three months Ended June 30 2023 and 2022, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Deferred tax assets or liabilities were offset by a 100% valuation allowance, therefore there has been no recognized benefit as of December 31, 2023 and December 31, 2022, respectively. Further it is unlikely with the change of control that the Company will have the ability to realize any future tax benefits that may exist.

Commitments and Contingencies

 The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Earnings Per Share

Net income (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. The weighted-average number of common shares outstanding during each period is used to compute basic earnings or loss per share. Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised. Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding at December 31, 2023 and December 31, 2022. Due to net operating loss, there is no presentation of dilutive earnings per share, as it would be anti-dilutive.

Forgiveness of Indebtedness

The Company follows the guidance of AS 470.10 related to debt forgiveness and extinguishment. Debts of the Company are considered extinguished when the statute of limitations in the applicable jurisdiction expires or when terminated by judicial authority such as the granting of a declaratory judgment. Debts to related parties or shareholders are treated as capital transactions when forgiven or extinguished and credited to additional paid in capital. Debts to non-related parties are treated as other income when forgiven or extinguished.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815), which changes both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results, in order to better align an entity's risk management activities and financial reporting for hedging relationships. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. FASB ASU No. 2017-12 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. We are still evaluating the impact that this guidance will have on our financial position or results of operations, and we have not yet determined whether we will early adopt FASB ASU No. 2017-12.

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance changes how companies account for certain aspects of share-based payments to employees. Among other things, under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in-capital ("APIC"), but will instead record such items as income tax expense or benefit in the income statement, and APIC pools will be eliminated. Companies will apply this guidance prospectively. Another component of the new guidance allows companies to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards, whereby forfeitures can be estimated, as required today, or recognized when they occur. If elected, the change to recognize forfeitures when they occur needs to be adopted using a modified retrospective approach. All of the guidance will be effective for the Company in the fiscal year beginning January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. FASB ASU No. 2016-02 requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. While we are in the early stages of our implementation process for FASB ASU No. 2016-02, and have not yet determined its impact on our financial position or results of operations, these leases would potentially be required to be presented on the balance sheet in accordance with the requirements of FASB ASU No. 2016-02. FASB ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. FASB ASU No. 2016-02 must be applied using a modified retrospective approach, which requires recognition and measurement of leases at the beginning of the earliest period presented, with certain practical expedients available.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The guidance requires an entity to measure inventory at the lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, rather than the lower of cost or market in the previous guidance. This amendment applies to inventory that is measured using first-in, first-out (FIFO). This amendment is effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those years. A reporting entity should apply the amendments prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In June 16014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles when it becomes effective. In July 2015, the FASB deferred the effective date of the standard by an additional year; however, it provided companies the option to adopt one year earlier, commensurate with the original effective date. Accordingly, the standard will be effective for the Company in the fiscal year beginning January 1, 2018, with an option to adopt the standard for the fiscal year beginning January 1, 2017. The Company is currently evaluating this standard and has not yet selected a transition method or the effective date on which it plans to adopt the standard, nor has it determined the effect of the standard on its financial statements and related disclosures.

NOTE 4 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

NOTE 5 – NOTES PAYABLE – RELATED PARTIES

The following notes payable were from related parties:

None

NOTE 6 – NOTES PAYABLE

None

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company's operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure.

The Company has entered into no contracts during the year as follows:

<u>Legal and other matters</u>

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is aware of a garnishment order that was previously served to the Company's Stock Transfer Agents. The Company's attorneys are reviewing the garnishment order to ascertain its implication to the company's financial statements. Aside from the court order discussed above, The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company's financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of filing the consolidated financial statements with OTC Markets, the date the consolidated financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure, other than those noted below:

None.

CERTIFICATION

I, Rafael A Pinedo, CEO of CAM GROUP, INC., certify that:

(1) the financial statements of CAM GROUP, INC. included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of CAM GROUP, INC. included in this Form C-AR reflects accurately the information reported on the tax return for CAM GROUP, INC. filed for the fiscal year ended December 31, 2023.

Dated: March 28, 2024   /s/ Rafael A Pinedo
                                         Rafael A Pinedo

                                         President, Chief Executive Officer